

New York Stock Exchange
11 Wall Street
New York, NY 10005

August 18, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 6.00% Series C Mandatory Convertible Preferred Stock of KKR & Co. Inc. under the Exchange Act of 1934.

Sincerely,